

Mail Stop 4631

November 8, 2017

Via U.S. Mail
Mr. Mitra Sadeghzedeh
Chief Executive Officer
Vapir Enterprises, Inc.
3511 Ryder St.
Santa Clara, CA 95051

> **Re: Vapir Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed April 19, 2017**
> **File No. 333-170715**

Dear Mr. Sadeghzedeh:

We issued comments to you on the above captioned filing on September 20, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 27, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction